Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
Codefuel Ltd.	Israel
IncrediMail, Inc.	Delaware
Intercept Interactive, Inc.	New York
Vidazoo Ltd.	Israel
Hivestack Technologies Inc.	Canada